UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 21, 2022

Industrial Tech Acquisitions II, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-41213	85-1213962
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5090 Richmond Ave, Suite 319 Houston, Texas	77056
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 713-599-1300

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	ITAQU	The Nasdaq Stock Market LLC

Class A common stock, par value $0.0001 per share	ITAQ	The Nasdaq Stock Market LLC

Redeemable warrants, each whole warrant exercisable for one share of Class A common stock for $11.50 per share	ITAQW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Merger Agreement

This section describes the material provisions of the Merger Agreement (as defined below), but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is filed as an exhibit to this Form 8-K. The stockholders of the issuer and other interested parties are urged to read the Merger Agreement its entirety because it is the primary legal document that governs the Business Combination (as defined below). Unless otherwise defined herein, the capitalized terms used below have the meanings given to them in the Merger Agreement.

General Terms and Effects; Merger Consideration

On November 21, 2022, Industrial Tech Acquisitions II, Inc., a Delaware corporation (“ITAQ”) entered into an Agreement and Plan of Merger (as may be amended or supplemented from time to time, the “Merger Agreement”) with NEXT Renewable Fuels, Inc., a Delaware corporation (the “Company” or “NEXT”), and ITAQ Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of ITAQ (“Merger Sub”), pursuant to which Merger Sub will be merged with and into NEXT, and NEXT will become a wholly-owned subsidiary of ITAQ, which will change its corporate name to “NXTCLEAN Fuels Inc.,” or such other name as mutually agreed to by the ITAQ and NEXT (the merger of Merger Sub into NEXT and the transactions contemplated by the Merger Agreement collectively, the “Transaction” or the “Business Combination”). ITAQ and NEXT, following effectiveness of the Business Combination are both referred to herein as the “Combined Company.”

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, following the closing (the “Closing”) of the Business Combination, Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and wholly-owned subsidiary of ITAQ, and with each stockholder holder of NEXT (collectively, the “Company Securityholders”) receiving newly-issued ITAQ securities, including, as applicable, shares of ITAQ Class A common stock and/or options or warrants pursuant to which ITAQ Class A common stock will be issued, as further described below.

Prior to, and contingent upon, the Closing, the Company is to effect a recapitalization (the “Recapitalization”) pursuant to which all convertible debt shall be converted into common stock. The total number of shares of ITAQ Class A Common Stock (“ITAQ Class A Common Stock”) to be issued to the Company stockholders, including holders of Company Options and Company Warrants (the “Merger Consideration”) shall be determined by dividing (i) $450,000,000, which is the value of the Merger Consideration, by (ii) the Redemption Price, which is an amount equal to the price at which each public share of ITAQ Class A Common Stock may be redeemed pursuant to the redemption provisions of ITAQ’s certificate of incorporation. The number of shares of ITAQ Class A Common Stock to be issued in respect of each share of Company Common Stock, determined after completion of the Recapitalization (the “Conversion Ratio”), shall be determined by dividing the Merger Consideration by the Total Company Shares. The “Total Company Shares” shall mean the sum of (i) the number of shares of Company Common Stock outstanding after giving effect to the Recapitalization (excluding (x) any shares held by the Company or a subsidiary of the Company, and (y) any shares of Company Common Stock issuable upon conversion or exercise of the certain specified convertible securities and warrants), (ii) the number of shares of Company Common Stock issued pursuant to a proposed equity financing by the Company (iii) the number of shares of Company Common Stock issuable upon exercise of outstanding Company Options, and, with certain exclusions, Company Warrants. No fractional shares of ITAQ Class A Common Stock shall be issued to holders of Company Common Stock, and any fractional shares will be rounded down in the aggregate to the nearest whole share of Purchaser Class A Common Stock.

Each option or warrant exercisable for Company common stock that is not exercised prior to the Closing will be assumed by ITAQ and automatically converted into an option or warrant exercisable for shares of ITAQ Class A Common Stock, in each case subject to the equivalent terms and conditions as the option or warrant exercisable for Company common stock, with the number of shares of ITAQ Class A Common Stock and the exercise price being adjusted to reflect the Conversion Ratio.

Representations and Warranties

The Merger Agreement contains representations and warranties made by each of the Company and ITAQ as of the date of the Merger Agreement or other specified dates. Certain of the representations and warranties are qualified by materiality or Material Adverse Effect (as hereinafter defined), as well as information provided in the disclosure schedules to the Merger Agreement. As used in the Merger Agreement, “Material Adverse Effect” means, with respect to any specified person or entity, any change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (i) the business, assets, liabilities, results of operations or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or (ii) the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the ancillary documents relating to the Merger Agreement to which such person or entity is a party or bound or to perform the obligations of such person or entity thereunder, in each case, subject to certain customary exceptions.

No Survival

The representations and warranties of the parties contained in the Merger Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Merger Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Covenants of the Parties

Each party agreed in the Merger Agreement to use its commercially reasonable efforts to effectuate the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the Interim Period, including (i) the provision of access to their properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business; (iii) the delivery of certain specified financial statements by the Company to ITAQ, including the delivery by December 15, 2022 of audited financial statements for the year ended December 31, 2021; (iv) ITAQ’S public filings; (v) no insider trading; (vi) notifications of certain breaches, consent requirements or other matters; (vii) efforts to consummate the Closing; (viii) tax matters; (ix) further assurances; (x) public announcements; and (xi) confidentiality. During the Interim Period, ITAQ with the assistance of the Company, will use its commercially reasonable efforts to enter into agreements with investors pursuant to which the Investors will agree to purchase from ITAQ at the Closing the securities to have such terms and conditions as shall be acceptable to ITAQ subject to the approval of the Company, such approval not to be unreasonably withheld, delayed or conditioned, of up to $50,000,000 or such other amount as may be acceptable to ITAQ, and ITAQ agreed to obtain the waiver of the deferred underwriters’ fees due to the underwriters of its initial public offering in connection with the Business Combination. The Merger Agreement also contains certain customary post-Closing covenants regarding (a) indemnification of directors and officers and the purchase of tail directors’ and officers’ liability insurance; and (b) use of Trust Account proceeds. In addition, the Company agreed to obtain its required stockholder approvals in the manner required under its organizational documents and applicable law for, among other things, the adoption and approval of the Merger Agreement, Ancillary Documents and the Transaction, and agreed to enforce the Voting Agreements in connection therewith.

Registration Statement on Form S-4

The parties made customary covenants regarding the registration statement on Form S-4 to be filed by ITAQ (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the registration under the Securities Act of the shares of ITAQ Class A Common Stock to be issued pursuant to the Merger Agreement as the Merger Consideration. The Registration Statement also will contain the ITAQ proxy statement to solicit proxies from ITAQ’s stockholders to approve, among other things, (i) the Merger Agreement and the Transactions, including the Merger and the issuance of ITAQ securities in connection with the Transaction; (ii) the amendment of the ITAQ Certificate of Incorporation to change the name of ITAQ to “NXTCLEAN Fuels Inc.,” or such other name as mutually agreed to by ITAQ and the Company, to eliminate provisions relating to ITAQ’s status as a SPAC and include provisions appropriate for a privately-owned corporation; (iii) the adoption the Equity Incentive Plan with terms acceptable to ITAQ and the Company; and (iv) the election of the members of the ITAQ’s board of directors following the closing, as described below.

Directors and Officers of ITAQ

The parties will take all necessary action to designate and nominate to ITAQ’s board of directors seven directors, of which one person shall be designated by ITAQ prior to the closing and (ii) six persons that are designated by the Company prior to the Closing, at least four of whom shall qualify as independent directors under Nasdaq rules. ITAQ will provide each director with a customary director indemnification agreement, in form and substance reasonably acceptable to such director. The parties further agreed to take all action necessary, including causing the executive officers of Purchaser to resign, so that the individuals serving as the chief executive officer and chief financial officer, respectively, of Company immediately prior to the Closing shall become the chief executive officer and chief financial officer of ITAQ on the Closing Date (unless, at its sole discretion, the Company desires to appoint another qualified person reasonably acceptable to ITAQ to either such role, in which case, such other person identified by the Company shall serve in such role).

Effective on the Closing Date, ITAQ and certain key employees of the Company will enter into employment agreements, effective as of the Closing, in form and substance reasonably acceptable to ITAQ and the Company. The agreement with the Company’s chief executive officer includes the grant of options, which are not included in the Total Company Shares used to compute the Conversion Ratio.

Company Equity Financing

The Company agreed to use its commercially reasonable efforts to enter into agreements with accredited investors with respect to the Company Equity Financing, the proceeds of which may be used by the Company for working capital. A Company Equity Financing means a private placement of Company securities pursuant to subscription agreements entered into between the Company and investors prior to the Closing on terms reasonably acceptable to ITAQ. To the extent that the Company Equity Financing involves the issuance of convertible securities, all such convertible securities shall be converted into Company Common Stock on or prior to the Closing Date. Such shares of Company Common Stock and any shares of Company Common Stock issuable upon exercise of any warrants which issued as part of the Company Equity Financing and not exercised prior to the Closing Date shall be included in computing the Total Company Shares.

Investor Notes

In November 2022, the Company entered into a strategic investment agreement with United Airlines Ventures, a subsidiary of United Airlines Holdings, Inc. (“United”), pursuant to which the Company issued to United 500,000 shares of Company Common Stock at $5.00 per share and warrants to purchase up to 4,000,000 shares of Company Common Stock at exercise price of $5.00 per share and United could continue to invest up to a total of $37.5 million, as long as the Company meets certain milestones.

The agreement contemplates that the Company and its operating subsidiary would issue to United $15 million in secured convertible notes (the “Investor Notes”), which would be jointly issued by the Company and its operating subsidiary and would be convertible into ITAQ Class A Common Stock at an agreed upon discount, with the Company issuing notes of like tenor to strategic investors and other approved investors as part of an issuance of notes in the maximum principal amount of $50,000,000 or such other amount as is acceptable to the Company, ITAQ and, if the amount is less than $50,000,000, United. The terms of the Notes are to be acceptable to the Company subject to the consent of ITAQ, such consent not to be unreasonably delayed, denied or conditioned. ITAQ agreed that it would consent to the issuance of the ITAQ Class A Common Stock in connection with the conversion of these notes. See “Agreement with United” below.

No Solicitation of Acquisition Proposals

Each party also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transactions, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the other party informed of the status of any such inquiries, proposals, offers or requests for information.

Conduct of the Company and ITAQ Pending Closing

Under the Merger Agreement, during the Interim Period, the Company has agreed, except as expressly contemplated by other provisions of the Merger Agreement, or as set forth in disclosure schedules, required by applicable law, or unless ITAQ otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), to, and to cause each of its subsidiaries to, conduct its business in the ordinary course and in material compliance with law and to in all material respects use commercially reasonable efforts necessary or appropriate to maintain its business and organization, including refraining from doing any of the following (subject to certain exceptions contained in the Merger Agreement and the disclosure schedules thereto):

●	amend, waive or otherwise change, in any respect, its organizational documents, except as required by applicable law;

●	authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, except for certain exceptions as contemplated by the Merger Agreement, or engage in any hedging transaction with a third Person with respect to such securities;

●	split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

●	incur, create, assume, prepay or otherwise become liable for any indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any indebtedness, liability or obligation of any person in excess of $200,000 individually or $500,000 in the aggregate;

●	increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law;

●	make or rescind any material election relating to taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to material taxes, file any amended tax return or claim for refund, or make any material change in its method of tax accounting, in each case except as required by applicable law or in compliance with GAAP;

●	transfer or license to any person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company intellectual property, Company licensed intellectual property or other Company intellectual property (excluding non-exclusive licenses of Company IP to customers in the ordinary course of business consistent with past practice), or disclose to any Person who has not entered into a confidentiality agreement any trade secrets;

●	terminate, waive or assign any material right under any Company material contract or enter into any contract that would be a Company material contract, in any case outside of the ordinary course of business consistent with past practice;

●	fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

●	establish any subsidiary other than in the ordinary course of business as currently conducted or enter into any new line of business;

●	fail to use commercially reasonable efforts to keep in force material insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

●	revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with the Company’ outside auditors;

●	waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the Merger Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by the Company, its subsidiaries or its Affiliates) not in excess of $200,000 individually or $500,000 in the aggregate;

●	close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

●	acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

●	make capital expenditures in excess of $200,000 individually for any project (or set of related projects) or $500,000 in the aggregate;

●	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization other than as provided in the Merger Agreement;

●	enter into any agreement or understanding, including any informal agreement, which could result in the payment of a transaction bonus to any person whether prior to or subsequent to the Closing

●	other than with respect to the Investor Notes voluntarily incur any liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate other than pursuant to the terms of a Company material contract or Company Benefit Plan or otherwise in the ordinary course of business;

●	sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

●	enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company;

●	take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any governmental authority to be obtained in connection with the Merger Agreement, including, but not limited to the Key Environmental Permits;

●	accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

●	incur any Indebtedness unless such Indebtedness is convertible into Company Common Stock pursuant to the Recapitalization on terms reasonably acceptable to the Purchaser;

●	enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

●	authorize or agree to do any of the foregoing actions.

Additionally, under the Merger Agreement, during the Interim Period, ITAQ has agreed, except as expressly contemplated by other provisions of the Merger Agreement, required by applicable law, or unless the Company otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), to, and to cause each of its subsidiaries to, conduct its business in the ordinary course and in material compliance with law and to use commercially reasonable efforts to maintain its business and organization and existing relationships intact, including refraining from doing any of the following (subject to certain exceptions contained in the Merger Agreement and the disclosure schedules thereto):

●	amend, waive or otherwise change, in any respect, its organizational documents except as required by applicable law;

●	authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

●	split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

●	incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that ITAQ shall not be prevented from borrowing funds, including from Industrial Tech Partners II, LLC(the “Sponsor”) necessary to finance its ordinary course administrative costs and expenses and Expenses incurred in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, including the PIPE financing transactions and any Extension Expenses);

●	make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

●	amend, waive or otherwise change the Trust Agreement in any manner adverse to the ITAQ;

●	terminate, waive or assign any material right under any ITAQ material contract or enter into any Contract that would be a ITAQ material contract;

●	fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

●	fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

●	revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting ITAQ’s outside auditors;

●	waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, ITAQ or its Subsidiary) not in excess of $200,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the ITAQ financials;

●	acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

●	make capital expenditures in excess of $200,000 individually for any project (or set of related projects) or $500,000 in the aggregate (excluding for the avoidance of doubt, incurring any Expenses);

●	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

●	except with respect to the PIPE financing, voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate (excluding the incurrence of any Expenses) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of the Merger Agreement during the Interim Period;

●	sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

●	enter into any agreement, understanding or arrangement with respect to the voting of ITAQ securities;

●	take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

●	authorize or agree to do any of the foregoing actions.

Conditions to Closing

The Merger Agreement contains conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the stockholders of ITAQ and the Company; (ii) approvals of, or completion of any filings required to be made with, any governmental authorities (“Regulatory Approvals”) and completion of any antitrust expiration periods, in each case, as applicable; (iii) no law or order preventing the Transaction; (iv) upon the Closing, ITAQ having net tangible assets of at least $5,000,001 after redemptions and any PIPE investment; (v) the members of the post-Closing ITAQ board of directors shall have been elected or appointed as of the Closing consistent with the requirements of the Merger Agreement, and (vi) the Registration Statement shall have been declared effective by the SEC and no stop-order being in effect.

In addition, unless waived by the Company, the obligations of the Company to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by ITAQ of customary certificates and other Closing deliverables: (i) the representations and warranties of ITAQ being true and correct as of the date of the Merger Agreement and the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) ITAQ having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to ITAQ since the date of the Merger Agreement which is continuing and uncured; (iv) the total of the proceeds from the PIPE Offering plus the amount remaining in the Trust Account after Redemptions, net of expenses, not being less than $50,000,000.

Unless waived by ITAQ, the obligations of ITAQ and Merger Sub to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by the Company of customary certificates and other Closing deliverables: (i) the representations and warranties of the Company being true and correct as of the date of the Merger Agreement and the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) the Company having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with or by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to the Company and its subsidiaries since the date of the Merger Agreement which is continuing and uncured; and (iv) the execution of the Lock-Up Agreements, Employment Agreements and Non-Competition Agreements being in full force and effect and the Recapitalization having been completed as required under the Merger Agreement.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (a) by mutual written consent of ITAQ and the Company; (b) by either ITAQ or the Company if any of the conditions to Closing have not been satisfied or waived by July 14, 2023 (the “Outside Date,” (provided that, if (A) ITAQ obtains an extension of the period of time in which it is required to complete an initial business combination, ITAQ may extend the Outside Date for additional periods equal to the shortest of (i) three additional months in the aggregate, (ii) the period ending on the last date for ITAQ to consummate a business combination pursuant to the latest of any such extensions, or (iii) such period as determined by ITAQ, and (B) if, on or prior to July 14, 2023, the SEC has not declared the Registration Statement effective, the Outside Date shall be automatically extended to August 31, 2023, provided that a breach or violation of the Merger Agreement shall not give rise to a right of termination of the Merger Agreement by either party; (c) by either ITAQ or the Company if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transaction, and such order or other action has become final and non-appealable; (d) by either ITAQ or the Company in the event of the other party’s uncured breach, if such breach would result in the failure of a closing condition (and so long as the terminating party is not also in breach under the Merger Agreement); (e) by ITAQ if there has been a Material Adverse Effect on the Company and its subsidiaries following the date of the Merger Agreement that is uncured and continuing; (f) by either ITAQ or the Company if the stockholders of ITAQ do not approve the Merger Agreement and the Transaction at a special meeting held by ITAQ; and (gi) by either ITAQ or the Company if the Company holds a general meeting or special meeting of stockholders, as applicable, to approve the Merger Agreement and the Transaction and such approval is not obtained.

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, no recourse, termination and general provisions) will terminate, and no party to the Merger Agreement will have any further liability to any other party thereto except for liability for actual fraud (as defined under Delaware corporate law) or for willful breach of the Merger Agreement prior to termination. The Merger Agreement does not provide for any termination fees. ITAQ and the Company agreed to each be responsible for 50% of any filing fees and expenses under any applicable antitrust laws.

Trust Account Waiver

The Company agreed on behalf of itself and its affiliates that neither it nor its affiliates will have any right, title, interest of any kind in or to any monies in ITAQ’S Trust Account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom) other than in connection with the Closing.

Governing Law

The Merger Agreement is governed by the laws of the State of Delaware and the parties are subject to exclusive jurisdiction of federal and state courts located in the State of Delaware (and any appellate courts thereof).

A copy of the Merger Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been filed with this Current Report on Form 8-K in order to provide investors with information regarding its terms. It is not intended to provide any other factual information about ITAQ, the Company, Merger Sub or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in ITAQ’S public disclosures.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to, or in connection with, the Merger Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof or include all of the additional agreements entered into or to be entered into pursuant to the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements. ITAQ’S stockholders and other interested parties are urged to read such Related Agreements in their entirety.

Voting and Support Agreements

Simultaneously with the execution and delivery of the Merger Agreement, ITAQ and the Company have entered into Voting and Support Agreements (collectively, the “Voting Agreements”) with certain stockholders of the Company required to approve the Transaction. Under the Voting Agreements, each Company Securityholder party thereto unconditionally and irrevocably agreed to vote all of such stockholder’s shares of the Company (i) in favor of the Merger, the Merger Agreement and the Transaction and the other matters to be submitted to the Company Securityholder for approval in connection with the Transaction and each Company Securityholder party thereto has agreed to take (or not take, as applicable) certain other actions in support of the Merger Agreement and the Transaction, and (ii) to vote the shares in opposition to: (A) any acquisition proposal and any and all other proposals (x) for the acquisition of the Company, or (y) which are in competition with or materially inconsistent with the Merger Agreement or the Ancillary Documents in each case in the manner and subject to the conditions set forth in the Voting Agreements. The Voting Agreements prevent transfers of the Company shares held by the Company Securityholder party thereto between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement.

Lock-Up Agreements

The Company agreed that promptly following the execution and delivery of the Merger Agreement, certain stockholders of the Company entered into Lock-Up Agreements with ITAQ. Pursuant to the Lock-Up Agreements, each Company Securityholder party thereto agreed not to, during the period commencing from the Closing and ending upon the earlier to occur of the one (1) year anniversary of the Closing (subject to early release if the Company consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party): (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any ITAQ restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such ITAQ restricted securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of the ITAQ restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement).

Non-Competition Agreements

The Company agreed that promptly following the execution and delivery of the Merger Agreement, certain Company executive officers will enter into Non-Competition Agreements in favor of the Company and ITAQ and their respective present and future successors and direct and indirect subsidiaries. Under the Non-Competition Agreements, the Company executive officers signatory thereto will agree not to compete with ITAQ, the Company and their respective affiliates during the three-year period following the Closing and, during such three-year restricted period, not to solicit employees or customers of such entities. The Non-Competition Agreements also contain customary confidentiality and non-disparagement provisions.

Sponsor Voting Agreement

Simultaneously with the execution and delivery of the Merger Agreement, the Company and ITAQ entered into a Sponsor Voting Agreement (the “Sponsor Voting Agreement”) with the Sponsor, pursuant to, and on the terms and subject to the conditions of which, the Sponsor has agreed among other things to vote its shares of ITAQ, and take certain other actions, in support of the Business Combination.

Agreement with United

On November 10, 2022, the Company executed an agreement with United, pursuant to which United purchased 500,000 shares of Company common stock at $5.00 per shares and the Company issued to United warrants to purchase 4,000,000 shares of Company Common Stock at an exercise price of $5.00 per share. Pursuant to the agreement, United could invest as much as a total of $37.5 million into NEXT, as long as NEXT meets certain milestone targets. In connection with the initial United investment the Company and its operating subsidiary would issue United up to $15 million in secured convertible notes which would be jointly issued by the Company and the Company’s operating subsidiary, and would be convertible into ITAC Class A Common Stock at an agreed upon discount, with the Company issuing notes of like tenor to strategic investors and other approved investors as part of an issuance of notes in the maximum principal amount of $50 million or such other amount, the terms of the notes to be acceptable to the Company subject to the consent of ITAQ, such consent not to be unreasonably delayed, denied or conditioned.

Additional Information and Where to Find It

ITAQ and the Company will file relevant materials with the SEC including the Registration Statement to be filed by ITAQ, which will include a prospectus with respect to ITAQ’S securities to be issued in connection with the Transaction, and a proxy statement of ITAQ (the “Proxy Statement”), to be used at the meeting of ITAQ’S stockholders to approve the proposed merger and related matters. INVESTORS AND SECURITY HOLDERS OF ITAQ ARE URGED TO READ THE REGISTRATION STATEMENT, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, ITAQ AND THE BUSINESS COMBINATION. When available, the Proxy Statement contained in the Registration Statement and other relevant materials for the Transaction will be mailed to stockholders of ITAQ as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement, including the Proxy Statement contained therein, and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Forward-Looking Statements

This report contains, and certain oral statements made by representatives of ITAQ and the Company and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. ITAQ’S and the Company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “believe,” “budget,” “continues,” “could,” “expect,” “estimate,” “forecast,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “possible,” “potential,” “project,” “will,” “should,” “predicts,” “scales,” “representative of,” “valuation,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, ITAQ’S and the Company’s expectations with respect to future performance of the Company, anticipated financial impacts of the Transaction (including future revenue, pro forma enterprise value and cash balance), the anticipated addressable market for the Company, the satisfaction of the closing conditions to the Transaction, the future held by the respective management teams of ITAQ or the Company, the pre-money valuation of the Company (which is subject to certain inputs that may change prior to the Closing of the Transaction and is subject to adjustment after the Closing of the Transaction), the level of redemptions of ITAQ’S public stockholders and the timing of the Closing of the Transaction. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of ITAQ and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all; (ii) the risk that the transaction may not be completed by ITAQ’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by ITAQ; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of ITAQ and NEXT; (iv) the risk that a large percentage of ITAQ’s public stockholders will exercise their redemption rights under ITAQ’s certificate of incorporation; (v) the risk that the net tangible book value of ITAQ after giving effect to the merger and any equity financing will be less than $5,000,001; (vi) receipt of certain governmental and regulatory approvals; (vi) the lack of a third-party valuation; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (viii) the effect of the announcement or pendency of the transaction on NEXT’s business relationships, performance, and business generally; (ix) the risk that NEXT’s refinery construction costs and cost of debt will significantly exceeds NEXT’s current estimates; (x) the risk that, following the Closing, NEXT will not be able to raise the necessary funding, on acceptable terms, if at all, to complete construction of its proposed facilities or to cover its operating costs before NEXT generates revenue; (xi) the risk of any delay in the construction of NEXT’s facilities and that any delay in the completion of NEXT’s Oregon refinery could delay the commencement of operations and the generation of revenue by NEXT; (xii) the risk that NEXT’s costs will be greater than anticipated and revenue will be less than anticipated; (xiii) risks that the transaction disrupts current plans and operations of NEXT as a result; (xiv) the outcome of any legal proceedings that may be instituted against NEXT, ITAQ or others related to the business combination agreement or the transaction; (xv) ITAQ’s ability to meet Nasdaq Global Markets listing standards at or following the consummation of the transaction; (xvi) NEXT’s ability to recognize the anticipated benefits of the transaction, may be affected by a variety of factors, including changes in the competitive and highly regulated industries in which NEXT operates, variations in performance across competitors and partners, changes in laws and regulations affecting NEXT’s business and the ability of NEXT and the post-combination company to retain its management and key employees; (xvii) the ability of NEXT to implement business plans, forecasts, and other expectations after the completion of the transaction (xviii) the risk that NEXT may fail to keep pace with rapid technological developments to provide new and innovative products or make substantial investments in unsuccessful new products; (xix) the ability to attract new customers and to retain existing customers in order to continue to expand; (xx) NEXT’s ability to hire and retain qualified personnel; (xxi) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; (xxii) the risk that NEXT will not meet the milestones for funding; (xxiii) the risk of product liability or regulatory lawsuits or proceedings relating to NEXT’s business; (xxiv) cybersecurity risks; (xxv) the effects of COVID-19 or other public health crises or other climate related conditions, including wildfires, on NEXT’s business and results of operations and the global economy generally; and (xxvi) costs related to the transaction, and (xxvii) other risks and uncertainties to be identified in the Registration Statement /Proxy Statement (when available) relating to the Transaction, including those under “Risk Factors” therein, and in other filings with the SEC made by ITAQ or the Company including risks related to the ability of the Combined Company, following the closing, generate the level of business anticipated by the Company, and all other risks related to the Company’s business, including its failure to have sufficient financing before it can generate revenues, which are not anticipated to be before 2025, including additional costs resulting from delays which may result in the date on which the Combined Company will be able to generate revenue. Any projections are for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties that could cause, and are likely to cause, actual results to differ materially from those contained in any prospective financial information. ITAQ and the Company caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Readers are referred to the most recent reports filed with the SEC by ITAQ. None of ITAQ or the Company undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Important Information About the Transaction and Where to Find It

ITAQ will file a proxy statement and other relevant documents with the SEC. Stockholders and other interested persons are urged to read the proxy statement and any other relevant documents filed with the SEC when they become available because they will contain important information about ITAQ, the Company and the proposed Business Combination. Stockholders and other interested persons will be able to obtain a free copy of the proxy statement (when filed), as well as other filings by ITAQ containing information about ITAQ, NEXT and the proposed Business Combination, without charge, at the SEC’s website located at www.sec.gov.

Participants in the Solicitation

ITAQ and the Company and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed Transaction. ITAQ stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of ITAQ in final prospectus filed with the SEC on January 13, 2022, ITAQ’s annual report on Form 10-K for the year ended December 31, 2021 and its Form 10-Q for the quarter and nine months ended September 30, 2022, and the Registration Statement/Proxy Statement and other relevant materials that will be filed with the SEC in connection with the proposed Business Combination when they become available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or a valid exemption from registration thereunder.

Item 7.01. Regulation FD Disclosure.

On November 21, 2022, ITAQ and the Company issued a joint press release announcing their entry into the Merger Agreement. The press release is furnished as Exhibit 99.1.

The investor presentation that ITAQ and the Company prepared for use in connection with the announcement of the Merger Agreement is furnished as Exhibit 99.2.

On November 15, 2022, the Company and United issued a press release announcing United’s strategic investment in NEXT. The press release is furnished as Exhibit 99.3.

Exhibits 99.1, 99.2 and 99.3 are being furnished pursuant to Item 7.01 of Form 8-K and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of November 21, 2022, by and among ITAQ, NEXT and Merger Sub.

10.1	Form of Voting Agreement, dated as of November 21, 2022, by and among ITAQ, NEXT and certain stockholders of NEXT.

10.2	Form of Lock-Up Agreement by and between ITAQ, and certain stockholders of NEXT.

10.3	Form of Non-Competition Agreement by and among ITAQ, NEXT and certain stockholders of NEXT.

10.4	Sponsor Voting Agreement dated November 21, 2022 by and among ITAQ, NEXT and the Sponsor.

99.1	Press Release dated November 21, 2022.

99.2	Investor Presentation dated November 2022.

99.3	Press Release for United Agreement dated November 15, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	The exhibits, schedules or similar attachments to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits, schedules or similar attachments upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Industrial Tech Acquisitions II, Inc.

	By:	/s/ E. Scott Crist
Name: E. Scott Crist
Title: Chief Executive Officer

Dated: November 21, 2022